UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PhotoChannel Reports Record Q3 Revenues for Fiscal Q3, 2008

VANCOUVER, BC - August 26, 2008, PhotoChannel Networks Inc. (TSX - V: PN; OTCBB: PNWIF), the leading innovator in online digital photography and media solutions for retailers, reports its financial results for the three and nine month periods ended June 30, 2008. The following discussion is qualified in its entirety by reference to the company’s financial statements and accompanying management discussion and analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtmland on SEDAR at www.sedar.com.

The company will host a conference call and webcast to discuss the third quarter 2008 results with Peter Fitzgerald, President and Chief Executive Officer and Robert Chisholm, Chief Financial Officer of PhotoChannel, on Tuesday, August 26, 2008, at 5 PM ET.

To access the conference call, investors should dial 647-427-3420 and quote passcode 61031009. Please call 10 minutes prior to the scheduled start time.

PhotoChannel will also offer a live and archived webcast, available at: www.photochannel.com/webcast

HIGHLIGHTS FOR THE QUARTER

•	Revenues of $4.2 million up 231% period-over-period.

•	Transactional revenues of $2.8 million, up 247% period-over-period.

•	Transaction fees represent 67% of total revenue vs. 64% during the same period last year.

•	Net loss for the period of $2,297,614 compared to $1,639,651 in same period of fiscal 2007.

•
Non-GAAP EBITDA loss (defined as net loss, excluding amortization and compensation expense associated with stock option grants) of $563,245 compared to $1,343,222 during the third quarter of fiscal 2007.

•	Cash and cash equivalents at June 30, 2008 of $1,997,135.

•	Launched a new online photo service for Costco USA in June 2008.

•	Total orders handled during the quarter of 1,938,445, a 109% increase over Q3, 2007.

•	Average orders per day of 21,302 compared to 10,183 during the third quarter of 2007.

NEW BUSINESS PARTNERS

•	Costco USA (Launched June 2008)

•	Hallmark UK (Launched August 2008)

•	Kmart Australia (Launched July 2008)

NEW BUSINESS PARTNERS to launch

•	Kodak China

•	Kodak Express Stores in Australia

•	Australian Photo Supplies

“We are very pleased with the successful launch of three very significant photofinishing retailers”, said Peter Fitzgerald, CEO of PhotoChannel. “With the launch of a number of large retailers over the last six months, we now believe that our increasing expenses are behind us. We remain confident that 2008 is a turning point for PhotoChannel as we accelerate revenues from our new and existing retail partners and expect strong growth resulting in continued record revenue and transaction volumes. With the launch of our new customers we are now cash flow positive and fully believe that this will continue going forward.”

“Increased expenses during the quarter compare to the same fiscal quarter of last year are primarily attributable to the addition of our Pixology subsidiary and the build out of new development teams for new customers, including Costco USA and Sam’s Club USA. In addition, the Company has added a new data centre in Toronto to handle our new customers, allow for future growth and efficiently service our UK customer base, along with permitting European growth.”

“We continue to strongly believe the opportunity to present a completely integrated digital photo and gifting solution to our retail partners is well worth the investments. We are now providing consumers with two attractive choices for printing their digital images or creating unique gifts through their favorite retailer - either bringing images into the store for uploading at a kiosk; or ordering photos or gifts online from the convenience of home or office.”

Q3 FINANCIAL RESULTS

Revenue

	Three Months Ended	Three Months Ended
Description	June 30, 2008	June 30, 2007	Change	% Change

Transaction fees	$2,806,146	$809,469	$1,996,677	247%
Installation fees	1,002,267	151,752	850,515	560%
Membership fees	235,961	199,395	36,566	18%
Professional fees	127,266	97,342	29,924	31%
Archive fees	46,352	15,004	31,348	209%
Total	$4,217,992	$1,272,962	$2,945,030	231%

The Company’s overall increase in revenues was primarily attributable to four factors:

•	Pixology acquisition effective July 2, 2007;
•	Organic growth in usage of the PhotoChannel Network from customers of our photo-finishing retailers;
•	Retailers market the convenience of one hour printing from online through continued marketing efforts; and
•	The launch of new, large, photofinishing retailers.

Net loss for the period increased to $2,297,614 compared to $1,639,651 for the same period of fiscal 2007. Major contributors to this increased loss are as follows:

•
An approximate increase in amortization over third quarter fiscal 2007 of $950,000, $580,000 of which relates to Pixology, of which $540,000 arose as a result of acquiring intangible assets as part of the acquisition of Pixology with the remainder of the increase (approximately $380,000) as a result of purchasing more hardware and software allowing PhotoChannel to develop and deploy new customers and infrastructure;

•
Incremental staffing and consultant costs during the quarter as a result of new customers of approximately $530,000, of which were required for future revenue. There is only a small amount of this related revenue in this quarter as these sites launched at different times during the quarter and the largest of which did not launch until June 2008 (the last month of the quarter).

•	Approximately $535,000 related to stock options granted to management and staff in March 2008.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on-demand manufacturing capabilities for the production of merchandise. PNI Digital Media generates millions of transactions for major retailers around the world.

For more information please visit www.photochannel.com.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	June 30, 2008	September 30, 2007

Assets

Current assets
Cash and cash equivalents	$1,997,135	$7,405,034
Accounts receivable (note 9)	4,437,166	4,045,035
Prepaid expenses and other current assets	543,122	523,356
	6,977,423	11,973,425

Property and equipment	6,440,746	2,760,545

Deferred expenses	39,289	89,804

Intangible assets	4,378,951	6,067,614

Goodwill	4,838,867	4,867,231
	$22,675,276	$25,758,619

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$7,675,434	$7,510,751
Current portion of deferred revenue	678,950	344,833
Current portion of capital lease obligations (note 14)	490,074	—
	8,844,458	7,855,584

Deferred revenue	574,966	171,210
Long-term portion of capital lease obligations (note 14)	520,646	—
Asset retirement obligations	23,023	120,699
	9,963,093	8,147,493

Shareholders’ Equity (note 10)

Share capital	$65,554,107	$65,293,214
Warrants	4,961,826	4,961,826
Contributed surplus	11,189,821	10,215,777
	81,705,754	80,470,817

Deficit	(68,052,564)	(62,050,122)

Accumulated other comprehensive loss (note 10)	(941,007)	(809,569)
	(68,993,571)	(62,859,691)

	12,712,183	17,611,126
	$22,675,276	$25,758,619

Approved by the Board of Directors

“Cory Kent”	Director	“Peter Fitzgerald	Director

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenue	$4,217,992	$1,272,962	$11,776,085	$4,112,147

Expenses
Network delivery	1,986,924	306,763	5,454,718	1,078,671
Research and development	1,902,773	699,530	5,219,847	2,024,256
General and administration	1,353,583	446,619	3,312,233	1,384,193
Sales and marketing	322,128	150,662	944,108	519,438
Amortization	1,081,368	128,465	2,969,986	361,162
	6,646,776	1,732,039	17,900,892	5,367,720

Net loss before the undernoted	(2,428,784)	(459,077)	(6,124,807)	(1,255,573)

Foreign exchange gain (loss)	38,144	(1,369,179)	(107,530)	(1,371,158)

Interest income	6,655	188,605	117,783	232,345

Gain on disposal of property, plant & equipment	—	—	25,741	—
Gain on settlement of asset retirement obligation (note 6)	86,371	—	86,371	—

	131,170	(1,180,574)	122,365	(1,138,813)

Net loss	(2,297,614)	(1,639,651)	(6,002,442)	(2,394,386)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self sustaining foreign operations (note 10)	(161,213)	—	(131,438)	—
Comprehensive loss	$(2,458,827)	$(1,639,651)	$(6,133,880)	$(2,394,386)

Basic and fully diluted net loss per share	$(0.07)	$(0.05)	$(0.18)	$(0.08)

Weighted average number of common shares outstanding	33,403,690	32,404,197	33,361,427	28,721,894

Non-GAAP Adjusted EBITDA Reconciliation

	Three Months Ended
	June 30, 2008	June 30, 2007

Loss from operations	$(2,297,614)	$(1,639,651)
Add Back:
Amortization	1,081,368	128,465
Stock-based compensation expense	653,001	167,964

Non-GAAP Adjusted EBITDA	$(563,245)	$(1,343,222)

Adjusted EBITDA is a non-GAAP financial measure that the Company defines as earnings before interest, taxes, depreciation, amortization and compensation expense associated with stock options.

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml

For Financial Information, Contact:
Robert Chisholm, CFO
(604) 893-8955 ext. 224
rchisholm@photochannel.com

Investor Information:  (800) 261-6796

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for "forward-looking" statements.

PhotoChannel Networks Inc.

Management’s Discussion & Analysis
For the Period Ended June 30, 2008

August 26, 2008

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis included in PhotoChannel’s 2007 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2007 and for the three months ended June 30, 2008. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at August 26, 2008 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Third quarter financial and operational highlights

•	Total revenue for the quarter rose 231% to $4,217,992 compared to $1,272,962 for the third quarter of 2007.

•	Transactional revenues for the quarter rose 247% to $2,806,146 compared to $809,469 for the same period of fiscal 2007.

•	Transactional revenues represented 67% of total revenues versus 64% for the same period ended fiscal 2007.

•	GAAP net loss for the period of $2,297,614 compared to $1,639,651 during the same period of fiscal 2007.

•	Non-GAAP net loss, excluding non-cash items (amortization and stock based compensation) of $563,245 compared to $1,343,222 for the second quarter of 2007.

•	Cash and cash equivalents at June 30, 2008 of $1,997,135.

•	Launched a new online photo service for Costco USA in June 2008.

•	Successfully completed the first full quarter of operating the SAMS Club USA online photo site

•	Signed agreements with Kodak Australia and China for the provision of online solutions.

•	Total orders handled during the quarter of 1,938,445, a 109% increase over Q3, 2007.

•	Average orders per day of 21,302 compared to 10,183 during the third quarter of 2007.

Business Overview

PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel Network is currently utilized by major photofinishing retailers to provide their consumers with online routing of digital images for the development of photos and gifting products. There are more than 10,000 retail locations worldwide now fulfilling print and gifting items from digital images received through the PhotoChannel Network. For more information on the Company visit www.photochannel.com.

In addition to this, on July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC (“Pixology”). Pixology has created and manages a network environment similar to ours, but also has developed and manages a kiosk software solution. Pixology’s solutions are now being used by more than 3,000 retail locations.

The Company provides its photofinishing retailers with a customer branded online solution, which allows consumers the ability to easily upload and order prints and gifting items from their digital images and pick up these products at the selected retailer location. The Company’s kiosk software allows retailers’ consumers to offload and print digital images and gifting products from their digital media in-store at retail locations.

PhotoChannel provides all of these services through four third-party hosting facilities, two of which are located in Canada and the other two in the United Kingdom. The Company’s infrastructure and models permit managed growth while keeping authority and responsibility within its operational teams that deliver the services.

Our strategy for growth is to:

•	Contract or partner with established retail chains in the photofinishing industry;
•	Contract or partner with web portals which offer their customers the ability to order prints and gifting products from our retail partners,
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage new users to the online solution; and
•	Provide a workplace conducive to attracting and retaining talented people.

Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of orders placed and related transactional revenues being generated during the Company’s first fiscal (fourth calendar) quarter. The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date.

Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Market Segmentation

The Company’s only reportable segment is the provision of digital image delivery, hosting and storage for photofinishing retailers.

Revenue by geographic region

Prior to the acquisition of Pixology, the Company’s sales were primarily in Canada and the United States. The acquisition, however, has positioned the Company such that it is able to gain exposure to the United Kingdom marketplace through already established business arrangements and customer relationships.

During the three and nine months ended June 30, the Company’s revenue by geographic segment was as follows:

	Three months ended		Nine months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

United States	30%	28%	20%	24%
Canada	23%	71%	26%	75%
Total North America	53%	99%	46%	99%

United Kingdom	46%	—	53%	—
Other	1%	1%	1%	1%
Total	100%	100%	100%	100%

Results from operations

Nine Months Ended June 30, 2008

Revenue

	Nine Months Ended	Nine Months Ended
Description	June 30, 2008	June 30, 2007	Change	% Change

Transaction fees	$7,729,447	$2,571,253	$5,158,194	201%
Installation fees	2,960,402	574,871	2,385,531	415%
Membership fees	561,649	667,037	(105,388)	(16)%
Professional fees	383,837	253,975	129,862	51%
Archive fees	140,750	45,011	95,739	213%
Total	$11,776,085	$4,112,147	$7,663,938	186%

Results for the nine months ended June 30, 2008 are significantly different to those reported for the respective period in 2007. This is due to a combination of the acquisition of Pixology during the fourth quarter of 2007 and the organic growth of PhotoChannel’s existing operations over the past twelve months.

The Pixology operations contributed $6,441,025 of revenue during the nine months ended June 30, 2008, while PhotoChannel’s operations contributed $5,335,060.

All revenue line items showed strong growth with the exception of Membership fees which fell 16% compared to the same period of fiscal 2007, which is consistent with results seen to date during the year and in line with expectations.

Transactional fees increased 201% compared to the same period of fiscal 2007, due to the acquisition of Pixology, consumers continued adoption of online photo sites and applications and the launch of new customers during the third quarter of fiscal 2008, including Sam’s Club USA (April 2008) and Costco USA (June 2008).

Installation fees increased 415% compared to the same period last year primarily due to the acquisition of Pixology and their license fee revenue.

Membership fees decreased by 16% as compared to the same period of fiscal 2007, as certain retailers have chosen to assume responsibility for specific segments of their own customer support.

The company has seen growth in professional fees, which were up 51% compared to the same period of last year. The Company believes that this trend is important to the future growth of an online solution, as professional fees primarily relate to the Company assisting its customers with email marketing to consumers. We believe that by tracking the success rates of these campaigns we will be able to demonstrate further, the value of these campaigns to our customers in future periods, resulting in continued revenue growth in transactional fees.

Storage fees of $140,750 were earned during the nine month period ending June 30, 2008, compared to $45,000 for the same period in 2007. This increase was the result of certain customers reaching pre-determined thresholds, after which we charge a monthly storage fee. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should our customer(s) stop providing unlimited free storage

Expenses

	Nine Months Ended	Nine Months Ended
Description	June 30, 2008	June 30, 2007	Change	% Change

Network delivery	$5,454,718	$1,078,671	$4,376,047	406%
Research and development	5,219,847	2,024,256	3,195,591	158%
General and administration	3,312,233	1,384,193	1,928,040	139%
Sales and marketing	944,108	519,438	424,670	82%
Amortization	2,969,986	361,162	2,608,824	722%
Total	$17,900,892	$5,367,720	$12,533,172	234%

Expenses for the nine month period ended June 30, 2008 are 234% greater than the nine month period ended June 30, 2007.

There are a number of factors which have resulted in this significant increase in expenditures year-on-year; including the acquisition of Pixology and the related ongoing cost of those operations which are now included in our results, the increase in quarterly amortization experienced as a result of the acquisition through the recognition of intangible assets on our balance sheet, along with additional hardware associated with our new data centre and our recent success in securing a number of new contracts which has resulted in an increase in employee costs during the first three quarters of fiscal 2008, prior to the recognition of associated revenues from these contracts.

The cost structure of Pixology’s operations is different to that of PhotoChannel in a number of ways. Most significantly, Pixology often contract with the gifting fulfillers and take responsibility for ensuring that orders made through the online photo sites of retailer customers are completed. As a result of this, Pixology recognizes the gross amount of sales made to the end consumer in these instances, together with the associated cost of goods sold. This cost of goods sold is recorded within network delivery costs and amounted to $2,899,272 for the nine months ended June 30, 2008.

This is in contrast to the PhotoChannel operations where responsibility for ensuring orders are fulfilled rests with the retailer resulting in only the transaction fee earned by the Company being recorded in the financial statements.

Development and operational employee and consultant costs, excluding those incurred by Pixology have increased by 83% to $3,663,140 year-on-year, primarily as a result of increased customer support staff and as a result of increasing the number of development staff during the past nine months as the Company has worked to develop customized online photo solutions for our new customers, including Sam’s Club USA, Costco USA, Loblaws, Kodak Australia and Kodak China as well as continuing to provide ongoing support and development services to our existing client base.

Amortization for the nine months ended June 30, 2008 has increased by 722% to $2,969,986, as a result of two factors; firstly, the recognition of intangible assets as a result of the Pixology acquisition which amounts to approximately $540,000 per quarter for a period of 12 quarters and secondly, as a result of the large level of capital expenditure that has been undertaken during the past nine months as a second Canadian datacenter has been established in Toronto.

Results from operations

Three Months Ended June 30, 2008

Revenue

	Three Months Ended	Three Months Ended
Description	June 30, 2008	June 30, 2007	Change	% Change

Transaction fees	$2,806,146	$809,469	$1,996,677	247%
Installation fees	1,002,267	151,752	850,515	560%
Membership fees	235,961	199,395	36,566	18%
Professional fees	127,266	97,342	29,924	31%
Archive fees	46,352	15,004	31,348	209%
Total	$4,217,992	$1,272,962	$2,945,030	231%

Revenues for the third quarter of fiscal 2008 were $4,217,992 or 231% greater than in the same period of fiscal 2007. While an element of this was as a result of acquiring Pixology in the latter part of 2007, underlying revenue from existing operations prior to the acquisition have continued to increase period on period.

Transaction fees represented 67% of total revenue for the second quarter of fiscal 2008 compared to 64% in fiscal 2007. This has been achieved despite seeing an increase of 560% year on year in installation fees which arose primarily as a result of the majority of our UK based revenue being earned through charging periodic license fees rather than fees based on the level of transactions undertaken. The Company continues to pursue its long-term goal of moving towards a transactional based revenue model and the results to date for 2008 demonstrate the success being achieved in this area.

Excluding the results of Pixology for the quarter, transaction fees represent 74% of the total revenue of the operations that were in existence prior to the acquisition and represent the single largest source of revenue for the Company. Transaction growth during the period came primarily from continued organic growth in the usage of the PhotoChannel network by the customers of our retail partners, along with the launch of new customer sites such as Sam’s Club USA, Kmart Australia and Costco USA during the third quarter.

During the three months ended June 30, 2008, a total of 1,938,445 orders were placed through the PhotoChannel Network. Whilst this averages out at more than 21,000 a day over the three month period, by the end of June as a number of our recently contracted sites were launched orders in excess of 30,000 per day were being handled. As the popularity of ordering photos and gift products online increases and our retailer customers take steps to market and improve the popularity of their own sites, the Company is now uniquely positioned to benefit from their growth.

Installation fees increased by $850,515 in the second quarter of fiscal 2008 compared to fiscal 2007, primarily as a result of revenue earned through Pixology relating to license fees charged to customers. These license fees are an annual fee for the use of software and are recognized into revenue over the period to which access to services are provided. Installation fees in PhotoChannel were $74,154 lower in the third quarter of fiscal 2008 compared to fiscal 2007. This is a direct result of the majority of its customers having previously connected their stores to the PhotoChannel Network and is in line with management’s expectations. Revenue from this source is not expected to be recurring in nature and will fluctuate depending on the level of new connections to our Network over a particular period of time.

Membership fees, representing monthly fixed fees charged to customers based on the number of locations they have connected to the PhotoChannel network increased in the third quarter of fiscal 2008 compared to fiscal 2007 by 18% to $235,961. This increase arose as a result of the addition of new customers during the period and was achieved even though earlier in the year certain customers chose to assume more of the costs related to their sites’ customer support, which resulted in a reduction in membership fees.

Professional fees have increased by 31% to $127,266 in the third quarter of fiscal 2008 compared to fiscal 2007. Although we offer a number of distinct services to our customers which generate revenue in this category, consistent with the results seen during the first and second quarters, the main driver of professional fee revenue for us during 2008 is e-mail marketing campaigns run on behalf of a number of our customers. These campaigns continue to increase in popularity as our retail customers experience increased sales volumes that can be directly linked to the running of individual campaigns. We expect to continue assisting our customers in the future in order to drive additional orders through the PhotoChannel Network.

Archive fees of $46,352 were earned during the third quarter of 2008. These fees, which are earned as a result of storing images processed through our retail customer’s photo sites on their behalf are only earned when certain storage levels are exceeded. The level of ongoing fees from this source is therefore dependent on policies and practices adopted by our retail customers as they control the business rules around storage to their customers, potentially resulting in the size thresholds which result in charges arising not being reached. Revenue from this source may therefore fluctuate during future periods.

Expenses

	Three Months Ended	Three Months Ended
Description	June 30, 2008	June 30, 2007	Change	% Change

Network delivery	$1,986,924	$306,763	$1,680,161	548%
Research and development	1,902,773	699,530	1,203,243	172%
General and administration	1,353,583	446,619	906,964	203%
Sales and marketing	322,128	150,662	171,466	114%
Amortization	1,081,368	128,465	952,903	742%
Total	$6,646,776	$1,732,039	$4,914,737	284%

Expenses increased by $4,914,737 or 284% during the third quarter of fiscal 2008 compared to fiscal 2007. 56% of this increase was as a result of the costs incurred by Pixology during the period.

Network delivery costs increased $1,680,161, or 548% during the second quarter of fiscal 2008. 67% or $1,121,631 of this increase can be attributed to costs incurred by Pixology during the period. The remaining $558,530 of increased costs, which were incurred by PhotoChannel, are primarily as a result of an increase in customer service salaries and temporary contractors of $173,000 as staff numbers were increased to service signed new customers and the Company’s growing customer base, an increase of $18,000 in non-cash stock-based compensation expense, an increase of $297,000 in data storage and hosting costs resulting from the establishment of a second Canadian datacenter in Toronto during the end of the previous quarter together with the expansion of the Company’s Vancouver datacenter and an increase in the cost of running e-mail marketing campaigns on behalf of a number of our customers of $33,000. These increased costs were offset by a reduction in the lab installation costs of $47,000 which fell in line with the reduction experienced in revenue during the quarter.

The main components of Pixology’s network delivery costs relate to charges incurred for sending data over the internet and employee costs. The cost of sending data over the internet will vary depending on the level of transactions undertaken by customers of our retail partners.

Research and development expenses increased $1,203,243 or 172% period over period. 47% or $559,767 of this increase relates to costs incurred by Pixology. The remaining increase of $643,476 can be attributed to PhotoChannel, representing an increase of 92% in like for like expenditures in this area compared to the third quarter of fiscal 2007. Consistent with the results seen during the first and second quarters of the year, this increase is due to increased salary and consulting costs incurred as a result of the Company successfully winning new business towards the latter part of fiscal 2007 and the early part of fiscal 2008 and having to incur costs up-front to develop the online solution to be provided to the customer. These increased development efforts have resulted in the completion of a number of projects on behalf of our customers recently, with several more anticipated subsequent to the quarter-end. The completion of these products will result in the Company earning additional revenue in future periods, offsetting the costs that have been incurred up front.

Research and development expenses incurred by Pixology consist of salary and consultant expenses. While an element of costs arose during the period as a result of dedicated full-time research and development employees, a proportion of the costs were incurred as a result of consultants being hired to work on a number of distinct projects.

General and administration expenses increased $906,964 or 203% period over period. $322,744, representing 36% of this increase related to costs incurred by Pixology. The remaining $584,219 increase was as a result of increased salary expenses, non-cash stock-based compensation expense of $280,000, audit and Sarbanes Oxley compliance costs of $191,000 and increased travel expenditures.

General and administration costs incurred by Pixology consist of salaries, legal and professional fees, rent and other office related costs.

Sales and marketing expenses increased by 114% or $171,466 in the third quarter of fiscal 2008 compared to 2007. Costs incurred by Pixology during the quarter totaled $167,509, with the remaining increase of $3,958 coming from PhotoChannel as a result of an increase in non-cash stock-based compensation expense, which was offset by decreases in salary and consulting costs incurred in the period.

Sales and marketing costs incurred by Pixology relate primarily to salary and other employee costs.

Amortization increased by 742% period over period to $1,081,368. This period over period increase is as a result of the amortization of intangible assets acquired when the Company purchased Pixology, amortization incurred on assets owned by Pixology and a significant increase seen as a result of the large capital investment undertaken during the previous quarter establishing a second Canadian datacenter in Toronto.

Cash flows

Nine Months Ended June 30, 2008

The Company recorded cash outflows from operations of $1,709,371 during the nine months ended June 30, 2008 compared to cash outflows of $190,705 during the same period in the prior year. This was primarily attributable to the operating loss reported for the period, and changes seen in non-cash working capital items, including an increase in accounts receivable balances.

Net cash outflows from investing activities were $3,512,975 during the period, compared to $1,266,956 during the comparable period in 2007. This expenditure during the nine months ended June 30, 2008 represents the significant investment made by the Company to establish a second Canadian datacentre located in Toronto, Ontario. The establishment of this second Canadian datacentre which spanned several months is now completed and operational and provides the Company with the necessary capacity to meet expected growth and redundancy over the foreseeable future.

Movements in foreign exchange rates impacted cash and cash equivalent balances in the nine month period by $116,826, primarily as a result of the operations of Pixology being conducted in the United Kingdom.

At June 30, 2008 the Company had cash and cash equivalents of $1,997,135 compared to $19,584,534 at June 30, 2007. The large balance of cash and cash equivalents at June 30, 2007 arose as a result of a private placement completed during the third quarter of fiscal 2007 of which a large portion was subsequently expended on the acquisition of Pixology Plc.

Cash flows

Three Months Ended June 30, 2008

The Company recorded cash inflows from operations of $913,098 for the three months ended June 30, 2008 as a result of the operating loss posted for the quarter being largely created by non-cash items such as amortization and stock-based compensation expense as well as movements in non-cash working capital items, including the increasing of trade accounts payable and an increase in deferred revenue which represents amounts invoiced and received for work carried out which, in accordance with the Company’s accounting policies will be recognized through the income statement over a period of time.

Capital expenditure during the third quarter of $279,557 was made in relation to adding additional capacity to our datacenter facilities.

As a result of the improved trading results of the company during the third quarter and steps taken to manage the availability of amounts on hand, cash and cash equivalents increased during the three months by $475,256 and stood at $1,997,135 at June 30, 2008.

Contingencies and commitments

As of August 26, 2008, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party, or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

At June 30, 2008, the Company was committed to purchasing items of equipment with a cost of $881,493.

Liquidity and capital resources

As at June 30, 2008, the Company had negative working capital of $1,867,035 compared to working capital of $4,117,841 as at September 30, 2007. The cash and cash equivalents on hand, at the period ended were $1,997,135.

This reduction during the nine months ended June 30, 2008 represents the significant investment that we have made towards our future operations; through both the purchase of capital assets and the employment of development staff to work on the large number of new projects that have been secured. As development of a number of these projects is now complete and they have started to generate revenue, operating results are expected to improve resulting in an improvement of working capital levels.

With the exception of a single capital lease, the Company does not have any borrowing or debt facilities and settles its financial obligations out of cash and cash equivalents. The ability to do this relies on the Company collecting its accounts receivables in a timely manner and maintaining sufficient cash on hand.

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

During fiscal 2007, the Company completed its acquisition of Pixology. Pixology has a proven and accepted in-store kiosk software which has been well received by its customers and which complements the technology developed by PhotoChannel. When we acquired Pixology, we stated that the acquisition would allow both companies access to an expanded customer base as part of the enlarged group and that by operating as a larger group would allow us to compete with major competitors more effectively than on an independent basis. We believe that this statement is being proven to be correct through our announcements during the past nine months of agreements put in place to work with a number of high profile customers, including Costco USA, Sam’s Club USA, Kodak Australia and Kodak China.

Notwithstanding the above, the Company has a limited operating history and successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of its products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing when required could affect our operations in the future.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2007 Annual Report.

Related Party Transactions

During the nine month period ended June 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at June 30, 2008 is $71,203, comprising the principal amount and accrued interest. These loans fall due for repayment within one year from the date of issue. At September 30, 2007, an amount of $48,615 was due from an officer of the Company. This amount was repaid in full on October 25, 2007.

During the nine month period ended June 30, 2008, the Company incurred legal fees of $105,632 (period ended June 30, 2007 - $224,832) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2008 included $19,826 (September 30, 2007 $47,334) related to these services.

During the nine month period ended June 30, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $61,310 (Period ending June 30, 2007 - $6,030) with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at June 30, 2008 included $12,600 (September 30, 2007 - $nil) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

Income taxes

Since inception, PhotoChannel has sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change. In fiscal 2007, given sufficient uncertainty regarding the realization of future income tax assets, and in line with its current accounting practices, PhotoChannel determined that it was appropriate to take a full valuation allowance against the future income tax assets.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007

Revenue	$4,217,992	$3,259,499	$4,298,594	$3,399,181
Net loss for the period	2,297,614	2,622,228	1,082,600	3,677,850
Basic and diluted loss per share	0.07	0.08	0.03	0.11

	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006

Revenue	$1,272,962	$1,317,923	$1,521,262	$1,390,771
Net loss for the period	1,639,651	717,544	37,191	185,404
Basic and diluted loss per share	0.06	0.03	—	0.01

Quarterly revenue breakdown

	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007

Transaction fees	$2,806,146	$1,904,819	$3,018,482	$2,252,270
Installation fees	1,002,267	985,073	973,063	787,581
Membership fees	235,961	155,365	170,322	199,045
Professional fees	127,266	119,844	136,727	145,286
Archive fees	46,352	94,398	—	14,999
	$4,217,992	$3,259,499	$4,298,594	$3,399,181

	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006

Transaction fees	$809,469	$717,589	$1,044,195	$660,593
Installation fees	151,752	280,056	143,063	397,114
Membership fees	199,395	235,163	232,479	225,788
Professional fees	97,342	70,115	86,518	86,013
Archive fees	15,004	15,000	15,007	21,263
	$1,272,962	$1,317,923	$1,521,262	$1,390,771

Outstanding share information

The following table provides outstanding share information for the Company as at June 30, 2008 and August 26, 2008.

	August 26, 2008	June 30, 2008

Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares	33,460,432	33,440,432
Preferred shares	—	—

Options
Outstanding	2,885,810	2,915,,869
Exercisable	1,897,827	1,768,998

Warrants
Outstanding	4,857,147	4,857,147
Exercisable	4,847,147	4,857,147

Changes in accounting policies

During the nine month period ended June 30, 2008, the Company adopted a number of new accounting standards.

Capital Disclosures

Effective October 1, 2007, the Company adopted the recommendations included in the Canadian Institute of Chartered Accountants (“CICA”) handbook, section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.

Financial instruments

On October 1, 2007, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation.

Section 3862 requires disclosure about the significance of financial instruments for an entity’s financial position, the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Sections 3862 and 3863 replace Section 3861, Financial Instruments - Disclosure and Presentation.

The additional disclosures, required as a result of the adoption of these standards, have been included in Note 7, Financial Instruments of the consolidated financial statements for the three and nine months ended June 30, 2008.

Accounting Changes

On October 1, 2007, the Company adopted the recommendations of CICA Section 1506 Accounting Changes. This Handbook section provides for expanded disclosures to be made relating to changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has not had any such changes which impact the interim financial statements.

Determining whether a contract is routinely denominated in a single currency

Effective January 1, 2008, the Company adopted CICA Emerging Issues Committee (EIC) 169, Determining whether a contract is routinely denominated in a single currency. EIC 169 provides guidance on how to interpret one particular requirement of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement relating to the accounting for contracts entered into which are denominated in a foreign currency. The adoption of this EIC had no impact on the Company’s consolidated financial statements.

Inventories

Effective January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. This Section aligns Canadian GAAP with International Financial Reporting Standards and establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a first-in first-out or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. The adoption of this Handbook Section had no impact on the Company’s consolidated financial statements.

Recent Canadian GAAP pronouncements

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be no material impact on the Company’s financial statement disclosure.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which will replace Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This revision aligns Canadian GAAP with International Financial Reporting Standards and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section applies to fiscal years beginning on or after October 1, 2008 and will be adopted by the Company on that date. Management is currently in the process of determining the impact of this standard on the Company’s consolidated financial statements.

Recent US GAAP pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this statement.

In February 2007, the FASB issued FAS No. 159, The Fair Value for Financial Assets and Financial Liabilities ("FAS No. 159"). FAS No. 159 permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS No. 159 is effective for the Company in fiscal years beginning October 1, 2008. The Company is currently evaluating the impact of FAS No. 159 on its consolidated financial position and results of operations.

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. While the Company has not yet evaluated this statement for the future impact of FAS 141(R), the Company does not expect FAS 141(R) to have any impact on its consolidated financial position and results of operations related to its current businesses.

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

In May 2008, the FASB issued FASB No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. For non-governmental entities, the guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of FAS No. 162 on its consolidated financial position and results of operations

Issued in April 2008, FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" (“FSP 142-3”) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

FSP 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7-11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13-15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

Issued in February 2008, FASB Staff Position 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company is currently evaluating the impact of FSP FAS No. 157-1 on its consolidated financial position and results of operations

Issued in February 2008, FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157" delays the effective date of FASB Statement No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

Critical accounting estimates

PhotoChannel prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three and one half years.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, would be recognized as a separate line item in the statement of earnings.

The process of determining the nature and amount of the individual intangible assets calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

At the end of the Company’s latest fiscal year, it had non-capital losses for Canadian tax purposes of approximately $20,307,000 that are available for carry forward to reduce taxable income in future years. In addition, the Company had $25,600,000 (£12,600,000) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods. The Company believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

Business risks

PhotoChannel is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. PhotoChannel’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that PhotoChannel does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which PhotoChannel operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

PhotoChannel’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees at acceptable rate, as needed. The loss and/or inability to attract certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

The Company has customers in the United States and the United Kingdom and is therefore exposed to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss. The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in our internal control over financial reporting during the Company’s third quarter of fiscal 2008, ended June 30, 2008 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PhotoChannel Networks Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PhotoChannel Networks Inc.

Unaudited Interim Consolidated Financial Statements
For the period ended June 30, 2008

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	June 30, 2008	September 30, 2007

Assets

Current assets
Cash and cash equivalents	$1,997,135	$7,405,034
Accounts receivable (note 9)	4,437,166	4,045,035
Prepaid expenses and other current assets	543,122	523,356
	6,977,423	11,973,425

Property and equipment	6,440,746	2,760,545

Deferred expenses	39,289	89,804

Intangible assets	4,378,951	6,067,614

Goodwill	4,838,867	4,867,231

	$22,675,276	$25,758,619
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$7,675,434	$7,510,751
Current portion of deferred revenue	678,950	344,833
Current portion of capital lease obligations (note 14)	490,074	—
	8,844,458	7,855,584

Deferred revenue	574,966	171,210
Long-term portion of capital lease obligations (note 14)	520,646	—
Asset retirement obligations	23,023	120,699
	9,963,093	8,147,493

Shareholders’ Equity (note 10)

Share capital	$65,554,107	$65,293,214
Warrants	4,961,826	4,961,826
Contributed surplus	11,189,821	10,215,777
	81,705,754	80,470,817
Deficit	(68,052,564)	(62,050,122)

Accumulated other comprehensive loss (note 10)	(941,007)	(809,569)
	(68,993,571)	(62,859,691)

	12,712,183	17,611,126
	$22,675,276	$25,758,619

Approved by the Board of Directors

“Cory Kent”	Director	“Peter Fitzgerald	Director

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Revenue	$4,217,992	$1,272,962	$11,776,085	$4,112,147

Expenses
Network delivery	1,986,924	306,763	5,454,718	1,078,671
Research and development	1,902,773	699,530	5,219,847	2,024,256
General and administration	1,353,583	446,619	3,312,233	1,384,193
Sales and marketing	322,128	150,662	944,108	519,438
Amortization	1,081,368	128,465	2,969,986	361,162

	6,646,776	1,732,039	17,900,892	5,367,720

Net loss before the undernoted	(2,428,784)	(459,077)	(6,124,807)	(1,255,573)

Foreign exchange gain (loss)	38,144	(1,369,179)	(107,530)	(1,371,158)

Interest income	6,655	188,605	117,783	232,345

Gain on disposal of property, plant & equipment	—	—	25,741	—
Gain on settlement of asset retirement obligation (note 6)	86,371	—	86,371	—
	131,170	(1,180,574)	122,365	(1,138,813)
Net loss	(2,297,614)	(1,639,651)	(6,002,442)	(2,394,386)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self sustaining foreign operations (note 10)	(161,213)	—	(131,438)	—
Comprehensive loss	$(2,458,827)	$(1,639,651)	$(6,133,880)	$(2,394,386)

Basic and fully diluted net loss per share	$(0.07)	$(0.05)	$(0.18)	$(0.08)

Weighted average number of common shares outstanding	33,403,690	32,404,197	33,361,427	28,721,894

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Balance, beginning of period	$(65,754,950)	$(56,732,621)	$(62,050,122)	$(55,977,886)
Net loss for the period	(2,297,614)	(1,639,651)	(6,002,442)	(2,394,386)
Balance, end of the period	$(68,052,564)	$(58,372,272)	$(68,052,564)	$(58,372,272)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Cash flows from operating activities
Net loss for the period	$(2,297,614)	$(1,639,651)	$(6,002,442)	$(2,394,386)
Items not affecting cash
Amortization	1,081,368	128,465	2,969,986	361,162
Stock-based compensation expense	653,001	167,964	1,065,920	488,633
Unrealized foreign exchange (gain) loss	(63,135)	1,369,179	72,550	1,371,158
Gain on disposal of property, plant & equipment	—	—	(25,741)	—
Gain on settlement of asset retirement obligations	(86,371)	—	(86,371)	—
Accretion expense	337	—	4,700	—
	(712,414)	25,957	(2,001,398)	(173,433)
Net change in non-cash working capital Items (note 15)	1,661,930	(1,635,040)	328,445	(17,272)
Payments made to settle asset retirement obligations	(36,418)	—	(36,418)	—
	913,098	(1,609,083)	(1,709,371)	(190,705)
Cash flows from investing activities
Purchase of property and equipment	(279,557)	(125,806)	(3,538,716)	(735,941)
Proceeds on disposal of property, plant & equipment	—	—	25,741	—
Cash held in trust	—	17,402,679	—	(53,838)
Deferred charges	—	(319,844)	—	(477,177)
	(279,557)	16,957,029	(3,512,975)	(1,266,956)

Cash flows from financing activities
Proceeds on exercise of options and warrants	75,251	2,382,558	169,017	4,221,743
Issuance of common shares and warrants - net proceeds	—	—	—	16,185,674
Repayment of capital lease obligations	(237,744)	—	(237,744)	—
	(162,493)	2,382,558	(68,727)	20,407,417

Effect of changes in foreign exchange rates on cash and cash equivalents	4,208	(1,392,104)	(116,826)	(1,387,237)
Increase (Decrease) in cash and cash equivalents during the period	475,256	16,338,400	(5,407,899)	17,562,519

Cash and cash equivalents - beginning of period	1,521,879	3,246,134	7,405,034	2,022,015
Cash and cash equivalents - end of period	$1,997,135	$19,584,534	$1,997,135	$19,584,534

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PhotoChannel Networks Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. The Company, through its wholly-owned subsidiary, Pixology Limited, provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility.

2.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2007. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated loss and comprehensive loss, and consolidated cash flows as at June 30, 2008 and for all periods presented, have been made. All amounts herein are expressed in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology Limited, Pixology Software Limited and Pixology Incorporated.

All material intercompany balances and transactions are eliminated upon consolidation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the period. Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the period. Gains and losses resulting from these translation adjustments for the self-sustaining foreign operations are recorded in accumulated other comprehensive loss, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Changes in accounting policies

(a)	Capital Disclosures

Effective October 1, 2007, the Company adopted the recommendations included in the Canadian Institute of Chartered Accountants (“CICA”) handbook, section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The additional disclosures, required as a result of the adoption of these standards, have been included in Note 8, Capital management.

(b)	Financial Instruments

On October 1, 2007, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation.

Section 3862 requires disclosure about the significance of financial instruments for an entity’s financial position, the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Sections 3862 and 3863 replace Section 3861, Financial Instruments - Disclosure and Presentation.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(c)	Accounting Changes

On October 1, 2007, the Company adopted the recommendations of CICA Section 1506 Accounting Changes. This Handbook section provides for expanded disclosures to be made relating to changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has not had any such changes which impact the interim financial statements.

(d)	Determining whether a contract is routinely denominated in a single currency

Effective January 1, 2008, the Company adopted CICA Emerging Issues Committee (EIC) 169, Determining whether a contract is routinely denominated in a single currency. EIC 169 provides guidance on how to interpret one particular requirement of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement relating to the accounting for contracts entered into which are denominated in a foreign currency. The adoption of this EIC had no impact on the Company’s consolidated financial statements.

(e)	Inventories

Effective January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. This Section aligns Canadian GAAP with International Financial Reporting Standards and establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a first-in first-out or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. The adoption of this Handbook Section had no impact on the Company’s consolidated financial statements.

3.	Recently issued accounting standards

CICA Handbook Section 1400, Going Concern

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be no material impact on the Company’s financial statement disclosure.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

CICA Handbook Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which will replace Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This revision aligns Canadian GAAP with International Financial Reporting Standards and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section applies to fiscal years beginning October 1, 2008 and will be adopted by the Company on that date. Management is currently in the process of determining the impact of this standard on the Company’s consolidated financial statements.

4.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. The Company’s limited operating history, coupled with its rapid growth may have overshadowed seasonal or cyclical factors which might have influenced business to date. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

5.	Acquisition of Pixology PLC

On July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC (“Pixology”), a company incorporated in England and Wales and a provider of software and online solutions for the digital photography industry. The Company paid cash of $18,657,729 including transaction costs of $1,170,442.

The acquisition of Pixology gives the Company global reach and an international presence in the delivery of solutions for online printing. In addition, it expands the Company’s product offerings into the important kiosk software market providing access to well established market-proven technology that could otherwise take up to two years to develop at an estimated cost of $2,000,000.

The preliminary purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition is as follows:

Cash and cash equivalents	$8,146,421
Other current assets	4,055,407
Property and equipment	462,104
Intangible assets	6,942,165
Goodwill	5,135,490
Current liabilities	(5,959,518)
Asset retirement obligations	(124,340)
Net identifiable assets and liabilities acquired for cash	$18,657,729

The factors that contributed to the recognition of goodwill included securing access to development synergies, cost saving opportunities, access to additional markets around the world and the acquisition of a talented workforce.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

This preliminary purchase price allocation is based on initial calculations by management of the fair value of assets and liabilities as of July 2, 2007. The final purchase price allocation is dependent on the finalization of valuations of certain intangible assets acquired. Management expects to complete these valuations during the fourth quarter of fiscal 2008.

Any final adjustment may change the purchase price allocation, which could materially affect the residual value attributed to goodwill. None of the goodwill arising on the acquisition of Pixology is deductible for tax purposes.

6.	Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the period ended June 30, 2008:

Balance, March 31, 2008	$125,642
Payments made to settle asset retirement obligations	(36,418)
Recognition of gain on settlement of asset retirement obligation	(86,371)
Liability incurred during the period	22,684
Accretion expense included in general and administration expenses	335
Impact of foreign currency translation	(2,849)
Balance, June 30, 2008	$23,023

During the three month period ended June 30, 2008, the Company’s property lease which previously gave rise to an asset retirement obligation was terminated. Costs incurred to restore the leased premised to their original condition upon termination of the lease totalled $36,418. As a result of settling the liability for less than originally anticipated, a gain of $86,371 has been recognised during the quarter.

During the three month period ended June 30, 2008, the Company entered into a lease agreement for new premises. The lease agreement entered into, which has a term of 5 years, requires the Company to restore the leased premises to their original condition at the end of the lease term. Accordingly, an asset retirement obligation relating to this requirement has been calculated. At June 30, 2008, the total undiscounted cash flows which are estimated to be required to settle the asset retirement obligation are $35,512 and the credit-adjusted risk free interest rate at which the estimated cash flows have been discounted is 9%.

7.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The Company has established policies and procedures to manage these risks, with the objective of minimising any adverse effects that changes in these variables could have on the consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as "Assets held for trading” and are measured at fair value at the end of each period with any resulting gains or losses recognized in operations;
•	Accounts receivable are classified as “Loans and receivables” and are recorded at cost. Subsequent measurement of trade receivables is at cost, less an allowance for doubtful accounts; and
•	Accounts payable and accrued liabilities are classified as "Other financial liabilities” and are measured at cost.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company maintains cash and cash equivalents with various high credit quality financial institutions located in Canada and the United Kingdom.  The Company’s cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom. Of the amounts held with financial institutions on deposit, $700,844 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $1,296,291 at risk should the financial institutions with which the deposits are held cease trading. The Company considers the likelihood of this happening to be remote.

The Company's accounts receivable are all from large, well-known retailers located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers. Prior to accepting new customers, the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At June 30, 2008, three customers each account for 10% or more of total accounts receivable (September 30, 2007 - four customers).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Financial assets past due

At June 30, 2008, the Company does not consider any of its financial assets to be impaired.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At June 30, 2008

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 - 60 days	61 - 90 days	91 days +	Carrying value on the balance sheet $

Accounts receivable	68%	4%	14%	14%	4,184,042

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance at June 30, 2008, 21% has been subsequently collected.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach is to ensure that it has sufficient liquidity to meet its liabilities when due.

The Company does not have any borrowing or debt facilities and settles its financial obligations out of cash and cash equivalents as they fall due. The ability to do this relies on the Company collecting its accounts receivables in a timely manner and by maintaining sufficient cash on hand.

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

At June 30, 2008, the Company’s accounts payable and accrued liabilities were $7,675,434 all of which fall due for payment within twelve months of the balance sheet date.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At June 30, 2008, through its wholly owned subsidiary, the Company had cash and cash equivalents of $1,903,160, accounts receivable of $1,369,279 and accounts payable of $4,754,658 which were denominated in UK £. In addition, at June 30, 2008, the Company had cash and cash equivalents of US$27,171, accounts receivable of US$1,536,528 and accounts payable of US$413,773.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net for the period which a change in foreign exchange rates during the period ended June 30, 2008 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

The results of the sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 143,100
Change of +/- 7% in UK£ foreign exchange rate	+/- 432,667

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated payable balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

8.	Capital management

The Company considers its share capital, warrants, contributed surplus and capital lease obligations, as capital, which at June 30, 2008 totalled $82,716,474.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers. In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates, the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

The Company is not subject to any externally imposed capital requirements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

9.	Accounts receivable

	As at June 30, 2008	As at September 30, 2007

Trade accounts receivable	$4,184,042	$3,927,420
Goods and services tax recoverable	181,921	45,443
Other	71,203	72,172
Total	$4,437,166	$4,045,035

10.	Share capital, stock options and loans receivable

a)	Consolidated statement of shareholders’ equity

	Capital stock		Other capital accounts
	Number of Common Shares	Amount	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance - September 30, 2007	33,315,536	$65,293,214	$10,215,777	$4,961,826	$(62,050,122)	$(809,569)	$17,611,126
Issuance of shares on exercise of options	19,702	40,123	(11,357)	—	—	—	28,766
Stock-based compensation recorded in net loss	—	—	175,460	—	—	—	175,460
Loss for the period	—	—	—	—	(1,082,600)	—	(1,082,600)
Other comprehensive loss	—	—	—	—	—	(496,001)	(496,001)

Balance December 31, 2007	33,335,238	$65,333,337	$10,379,880	$4,961,826	$(63,132,722)	$(1,305,570)	$16,236,751
Issuance of shares on exercise of options	49,500	111,781	(46,780)	—	—	—	65,001
Stock-based compensation recorded in net loss	—	—	237,459	—	—	—	237,459
Loss for the period	—	—	—	—	(2,622,228)	—	(2,622,228)
Other comprehensive gain	—	—	—	—	—	525,776	525,776

Balance March 31, 2008	33,384,738	$65,445,118	$10,570,559	$4,961,826	$(65,754,950)	$(779,794)	14,442,759
Issuance of shares on exercise of options	55,694	108,989	(33,739)	—	—	—	75,250
Stock-based compensation recorded in net loss	—	—	653,001	—	—	—	653,001
Loss for the period	—	—	—	—	(2,297,614)	—	(2,297,614)
Other comprehensive loss	—	—	—	—	—	(161,213)	(161,213)

Balance June 30, 2008	33,440,432	$65,554,107	$11,189,821	$4,961,826	(68,052,564)	(941,007)	12,712,183

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 11(e) to the most recent audited consolidated financial statements for the year ended September 30, 2007. The Plan grants to directors, employees and consultants of the Company the option to purchase common shares of the Company. The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously granted and outstanding options. As at June 30, 2008, the Company has reserved 2,915,869 common shares. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years as determined by the rules of the TSX Venture Exchange. Options vest over eighteen (18) months.

During the nine months ended June 30, 2008, 1,465,300 options (Nine months ended June 30, 2007 - 745,000) were granted to directors, officers and employees of the Company. These options have an exercise price of $3.35, a term of 5 years and vest in equal amounts over 18 months. The weighted average fair value of each option issued was estimated at $1.98 at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4 years, a risk-free interest rate of 3.35%, a dividend yield of nil% and an expected volatility of 77%.

Stock-based compensation expense of $1,065,920 was recorded for the nine month period ended June 30, 2008 in respect of all outstanding options.

11.	Segment information

The Company has a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended		Nine Months Ended
Description	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Canada	$972,770	$907,006	$3,024,062	$3,085,672
United States	1,258,267	361,086	2,402,226	1,011,824
United Kingdom	1,953,037	—	6,310,336	—
Other	33,918	4,870	39,461	14,651
Total	$4,217,992	$1,272,962	$11,776,085	$4,112,147

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Revenue is attributable to the geographic location of the Company’s customer. As at June 30, 2008 and September 30, 2007, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
June 30, 2008
Property and equipment	$6,079,063	$361,683	$6,440,746
Goodwill and intangible assets	$—	$9,217,818	$9,217,818

September 30, 2007
Property and equipment	$2,354,737	$405,808	$2,760,545
Goodwill and intangible assets	$—	$10,934,845	$10,934,845

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Nine Months Ended
Description	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Customer A	$1,049,525	$655,394	$3,413,141	$2,211,793
Customer B	$813,173	$—	$2,594,115	$—
Customer C	$399,505	$292,623	$1,280,024	$837,937
Customer D	$682,871	$187,315	$1,205,522	$611,054

12.	Related Party Transactions

During the nine month period ended June 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at June 30, 2008 is $71,203, comprising the principal amount and accrued interest. These loans fall due for repayment within one year from the date of issue. At September 30, 2007, an amount of $48,615 was due from an officer of the Company. This amount was repaid in full on October 25, 2007.

During the nine month period ended June 30, 2008, the Company incurred legal fees of $105,632 (period ended June 30, 2007 - $224,832) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2008 included $19,826 (September 30, 2007 $47,334) related to these services.

During the nine month period ended June 30, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $61,310 (Period ending June 30, 2007 - $6,030) with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at June 30, 2008 included $12,600 (September 30, 2007 - $nil) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

13.	Revenue

	Three Months Ended		Nine Months Ended
Description	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Transaction fees	$2,806,146	$809,469	$7,729,447	$2,571,253
Installation fees	1,002,267	151,752	2,960,402	574,871
Membership fees	235,961	199,395	561,649	667,037
Professional fees	127,266	97,342	383,837	253,975
Archive fees	46,352	15,004	140,750	45,011
Total	$4,217,992	$1,272,962	$11,776,085	$4,112,147

14.	Capital lease obligations

On March 19, 2008, the Company entered into a capital lease to acquire certain items of computer equipment. The amount outstanding under this capital lease at the period end is as follows:

	As at June 30, 2008	As at September 30, 2007

Computer equipment under capital lease, bearing interest at 20.51% per annum	$1,010,720	$—

Minimum payments

Future minimum lease payments at June 30 are as follows:

June 30, 2008

Remainder of fiscal 2008	$122,518
2009	490,072
2010	490,072
2011	245,036
1,347,698

Less: Amounts representing interest	(336,978)
Present value of lease obligation	1,010,720

Less: Current portion	(490,074)

Long-term portion of lease obligation	$520,646

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

15.	Supplementary cash flow information

Net change in non-cash working capital items

	Three months ended		Nine months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Accounts receivable	$(1,249,562)	$(403,050)	$(427,182)	$153,904
Prepaid expenses and other current assets	(70,299)	(121,504)	(21,846)	(188,320)
Accounts payable and accrued liabilities	2,347,549	(1,003,662)	(9,656)	217,739
Changes in deferred expenses	16,838	(94,113)	50,515	(165,785)
Changes in deferred revenue	617,404	(12,711)	736,614	(34,810)
	$1,661,930	$(1,635,040)	$328,445	$(17,272)

16.	Commitments

At June 30, 2008, the Company was committed to purchasing items of equipment with a cost of $881,493.

17.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(a)	The reconciliation between Canadian GAAP and US GAAP of the net loss for the period is as follows:

	Three Months Ended		Nine Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Net loss for the period under Canadian GAAP	$(2,297,614)	$(1,639,651)	$(6,002,442)	$(2,394,386)
Change in fair value of embedded foreign currency derivatives relating to warrants	(1,607,055)	1,572,245	1,859,785	(3,439,236)
Net profit (loss) for the period under U.S. GAAP	(3,904,669)	(67,406)	(4,142,657)	(5,833,622)

Other comprehensive gain:

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(161,213)	—	(131,438)	—
Comprehensive (loss) under U.S. GAAP	$(4,065,882)	$(67,406)	$(4,274,095)	$(5,833,622)
Basic and fully diluted loss per share under U.S. GAAP	$(0.12)	$(0.00)	$(0.12)	$(0.20)

(b)	The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	June 30, 2008		September 30, 2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets	$6,977,423	$6,977,423	$11,973,425	$11,973,425
Intangible assets	4,378,951	4,378,951	6,067,614	6,067,614
Goodwill (note f)	4,838,867	11,349,930	4,867,231	11,378,294
Other long-term assets	6,480,035	6,480,035	2,850,349	2,850,349
Total assets	$22,675,276	$29,186,339	$25,758,619	$32,269,682

Liabilities & Shareholders’ Equity
Current liabilities	$8,844,458	$8,844,458	$7,855,584	$7,855,584
Warrants liability (note d)	—	2,833,952	—	4,693,737
Long-term liabilities	1,118,635	1,118,635	291,909	291,909

Shareholder’s Equity
Share capital	65,554,107	65,445,947	65,293,214	65,185,054
Warrants (note d)	4,961,826	—	4,961,826	—
Contributed surplus (note d)	11,189,821	13,547,822	10,215,777	12,573,778
Deficit (note d, f)	(68,052,564)	(61,663,468)	(62,050,122)	(57,520,811)
Accumulated other comprehensive loss	(941,007)	(941,007)	(809,569)	(809,569)
	$22,675,276	$29,186,339	$25,758,619	$32,269,682

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(c)	Stock-based compensation

Effective October 1, 2004, the Company adopted FAS No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006. The adoption of FAS 123(R), effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended June 30, 2008 and 2007.

At June 30, 2008, the total compensation cost related to non-vested awards not yet recognized was $2,261,571, which will be recognized over the remaining vesting period of 14 months.

(d)	Warrant Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the nine month period ended June 30, 2008 was $1,859,785 and was recognised through the income statement.

(e)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f)	Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies SFAS No. 142, “Goodwill and Other Intangible Assets”, in determining if there is any impairment in value. As at June 30, 2008, no impairment in value has been recorded to date.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(g)	Accounts receivable

No allowance for doubtful accounts has been included against accounts receivable during the nine month period ended June 30, 2008 (June 30, 2007: $Nil).

(h)	Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or “FIN 48”, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of FIN 48 beginning October 1, 2007.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At June 30, 2008, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition in accordance with FIN 48.

(i)	Payments under operating leases:

During the nine month period ended June 30, 2008, the Company incurred operating lease expenses of $1,292,735 (Period ended June 30, 2007 - $256,748).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

(j)	Recent U.S. announcements

FASB 157 - Fair Value Measurement

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this statement.

FASB 159 - The Fair Value for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, The Fair Value for Financial Assets and Financial Liabilities ("FAS No. 159"). FAS No. 159 permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS No. 159 is effective for the Company in fiscal years beginning October 1, 2008. The Company is currently evaluating the impact of FAS No. 159 on its consolidated financial position and results of operations.

FASB 141(R) - Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. While the Company has not yet evaluated this statement for the future impact of FAS 141(R), the Company does not expect FAS 141(R) to have any impact on its consolidated financial position and results of operations related to its current businesses.

FASB 160 - Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements.  FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

FASB 162 - The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. For non-governmental entities, the guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of FAS No. 162 to have a significant impact on its consolidated financial position and results of operations

FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7-11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13-15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13

Issued in February 2008, this FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company is currently evaluating the impact of FSP FAS No. 157-1 on its consolidated financial position and results of operations

FASB Staff Position 157-2, Effective Date of FASB Statement No. 157

Issued in February 2008, this FASB Staff Position (FSP) delays the effective date of FASB Statement No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Peter Fitzgerald, Chief Executive Officer of PhotoChannel Networks Inc. hereby certify following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of PhotoChannel Networks Inc. (the issuer) for the interim period ending June 30, 2008.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 26, 2008

Peter Fitzgerald
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Robert Chisholm, CFO of PhotoChannel Networks Inc. hereby certify following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of PhotoChannel Networks Inc. (the issuer) for the interim period ending June 30, 2008.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 26, 2008

Robert Chisholm
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: August 26, 2008

/s/ Robert Chisholm

CFO